SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Rivulet Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

769666108

(CUSIP Number)

Mike Witherill

1206 E. Warner Road, Suite 101-I

Gilbert, Arizona 85296

(480) 225-4052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769666108	Page 1 of 2 Pages

1	NAME OF REPORTING PERSONS Mike Witherill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 769666108	Page 2 of 2 Pages

Introductory Note.

The Report on Schedule 13D relating to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation (the “Issuer” or “Rivulet”), initially filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2020 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 2 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Initial Schedule 13D remains unchanged.

This Amendment is being filed to reflect a transfer of all Shares originally owned by Blue Scout Enterprises LLC (“Blue Scout”) to multiple third parties.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby supplemented by the addition of the following text:

On November 5, 2020, Blue Scout transferred all 11,000,000 Shares originally owned by it to its members, each of whom had previously executed separate promissory notes payable to Blue Scout. Those promissory notes were subsequently amended such that the only recourse against the members was a pledge on the Shares that Blue Scout transferred to them. As a result of the transfers by Blue Scout to these borrowers, Mr. Witherill, whose beneficial ownership of the Issuer was by virtue of his status as sole manager of Blue Scout, no longer beneficially owns any Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

/s/ Michael Witherill
Michael Witherill